DAVID D. GAMMELL
Direct Dial: (617) 856-8582
E-mail: dgammell@brownrudnick.com

October 12, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW.
Washington, DC 20549

Re:	Boston Restaurant Associates, Inc. Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-13320) and Amendment No. 2 to Schedule 13E-3 (File No. 005-49225)

Ladies and Gentlemen:

On behalf of Boston Restaurant Associates, Inc. (the ‘‘Company’’), we attach for filing Amendment No. 2 to the above-referenced Preliminary Proxy Statement (the ‘‘Amended Preliminary Proxy’’) and Amendment No. 2 to the above-referenced Schedule 13E-3 (the ‘‘Amended Schedule 13E-3’’ and together with the Amended Preliminary Proxy, the ‘‘Amendments’’). The accompanying Amendments have been marked to indicate the changes from their respective Amendment No. 1 filings.

The Amendments reflect those changes made to the respective Amendment No. 1 filings (i) in response to comments made by the staff of the Securities and Exchange Commission (the ‘‘Commission’’) by a letter dated September 27, 2006 (the ‘‘SEC Comment Letter’’) and (ii) to add and update certain information.

We have also included a certification from the filing persons acknowledging that (i) the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Amendments, we have attached to this letter the Company’s response (the ‘‘Company’s Response’’) to each of the comments contained in the SEC Comment Letter. Each of the numbered paragraphs in the Company’s Response correspond to the numbers of the comments in the SEC Comment Letter.

If you have any comments to the enclosed materials, or if you require any additional information, please do not hesitate to call me or Samuel P. Williams of this office.

Very truly yours,
Brown Rudnick Berlack Israels LLP

By:	/s/ David D. Gammell David D. Gammell

KAY
Enclosures

cc:	Rolaine S. Bancroft Fran V. Ross Samuel P. Williams

# 1458067

CERTIFICATION

In connection with their response to a letter from the Securities and Exchange Commission (the ‘‘Commission’’), dated September 27, 2006, relating to the Schedule 13E-3 (Amendment No. 2) and the Amendment No. 2 to the preliminary proxy statement on Schedule 14A (the ‘‘Filings’’), the undersigned (the ‘‘Filing Persons’’) hereby certify that:

The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Certification as of the 12th day of October, 2006.

BOSTON RESTAURANT ASSOCIATES, INC.
By: /s/ George R. Chapdelain Name: George R. Chapdelaine Title: President
/s/ George R. Chapdelain Name: George R. Chapdelaine
/s/ Fran V. Ross Name: Fran V. Ross
/s/ Anthony Buccieri Name: Anthony Buccieri
/s/ John P. Polcari Name: John P. Polcari
DOLPHIN DIRECT EQUITY PARTNERS, L.P.
By: Dolphin Advisors, LLC, its managing general partner
By: Dolphin Management Inc., its managing member
By: /s/ Peter E. Salas Name: Peter E. Salas Title: President
DOLPHIN ADVISORS, LLC
By: Dolphin Management Inc., its managing member
By: /s/ Peter E. Salas Name: Peter E. Salas Title: President
DOLPHIN MANAGEMENT INC.
By: /s/ Peter E. Salas Name: Peter E. Salas Title: President
DOLPHIN OFFSHORE PARTNERS, L.P

By:	Dolphin Management Inc., its managing partner
By: /s/ Peter E. Salas Name: Peter E. Salas Title: President
BRAIDOL ACQUISITION CORP.
By: /s/ Carlos E. Salas Name: Carlos P. Salas Title: President
/s/ Peter E. Salas Name: Peter E. Salas